FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 28 July 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc (the 'Company')
Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Sir Andrew Witty
b)	Position/status	CEO
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Sale of Ordinary Shares on 27 July 2016 at a price of £16.9350.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.9350	10,000
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-27
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The exercise of options over 26,800 Ordinary Shares, granted on 20 February 2007 under the GlaxoSmithKline Share Option Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.88	26,800
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of 26,800 Ordinary Shares following the exercise of options granted on 20 February 2007 under the GlaxoSmithKline Share Option Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.942	26,800
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-27
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The exercise of options over 24,186 Ordinary Shares, granted on 19 February 2008 under the GlaxoSmithKline Share Option Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.47	24,186
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of 24,186 Ordinary Shares following the exercise of options granted on granted on 19 February 2008 under the GlaxoSmithKline Share Option Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.938	24,186
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-27
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The exercise of options over 2,614 Ordinary Shares, granted on 19 February 2008 under the GlaxoSmithKline Share Option Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.47	2,614
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-28
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of 2,614 Ordinary Shares following the exercise of options granted on granted on 19 February 2008 under the GlaxoSmithKline Share Option Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.035	2,614
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	Senior Vice President, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Sale of Ordinary Shares on 28 July 2016 at a price of £16.9757.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.9757	43,000
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2016-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)
Date: July 28, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc